Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

12 Months Ended
June 30, 2006
(millions)
Operating Revenue	$18,172

Operating Expenses	15,868

Income from operations	2,304

Other income	177

Interest and related charges	1,041

Income before income taxes	1,440

Income taxes	472

Income from continuing operations	968
Income from discontinued operations (net of income taxes of $3)	5
Cumulative effect of change in accounting principle (net of income tax benefit of $4)	(6)

Net income	$967

Earnings Per Common Share - Basic
Income from continuing operations	$2.80
Income from discontinued operations	0.02
Cumulative effect of changes in accounting principle	(0.02)
Net income	$2.80

Earnings Per Common Share - Diluted
Income from continuing operations	$2.78
Income from discontinued operations	0.02
Cumulative effect of changes in accounting principle	(0.02)
Net income	$2.78